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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in the Thousands)

	Six Months Ended June 30,	Years Ended December 31,
	2003	2002	2001	2000	1999	1998
Income (1)	$139,432	$220,012	$227,574	$217,539	$39,565	$59,316
Plus:
Cumulative effect of change in accounting principle	—	—	282	—	—	—
Income Taxes	—	—	—	—	—	—
Interest Expense(2)	98,171	197,541	171,594	174,446	91,159	44,697

Total Earnings	$237,603	$417,553	$399,450	$391,985	$130,724	$104,013
Fixed Charges:
Interest Expense	98,171	197,611	172,604	174,959	91,536	44,697
Preferred Dividends	18,454	36,908	36,908	36,908	23,843	944

Total Fixed Charges	$116,625	$234,519	$209,512	$211,867	$115,379	$45,641
Earnings/Fixed Charges and Preferred Stock Dividends	2.0x	1.8x	1.9x	1.9x	1.1x (3)	2.3x

(1)
Income represents net income plus minority interest, preferred dividends, HPU holders' share of undistributed earnings and distributions from operations of joint ventures, less investments in and advances to unconsolidated joint ventures.

(2)
In connection with the adoption of FAS 145, effective January 1, 2003, extraordinary losses on the early extinguishment of debt of $12.2 million, $1.6 million and $0.7 million for the years ended December 31, 2002, 2001 and 2000, respectively, has been reclassified into interest expense.

(3)
Includes the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to our November 1999 acquisition of the external advisor to our Company. Excluding the effect of this non-recurring, non-cash charge our ratio of earning/combined fixed charges and preferred stock dividends for the year ended December 31, 1999 would have been 2.0x.

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  EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Dollars in the Thousands)